

March 19, 2012

Via E-mail
Daniel J. Churay
Executive Vice President and General Counsel
MRC Global Inc.
2 Houston Center
909 Fannin, Suite 3100
Houston, TX 77010

  Re: **MRC Global Inc.**
    Amendment No. 1 to Registration Statement on Form S-1
    Filed March 6, 2012
    File No. 333-178980
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed March 5, 2012
    File No. 333-153091

Dear Mr. Churay:

  We have reviewed your supplemental responses and the above referenced filings, and we have the following comments.

Registration Statement on Form S-1

General

1. We note your response to comment five of our letter dated February 8, 2012. It is unclear to us why you are seeking confidential treatment for confirmations made in response to this comment rather than including them in your response letter. Please advise.

2. We note your response to comment eight of our letter dated February 8, 2012. In an appropriate place in your registration statement, please disclose the number of record holders of your common equity. Refer to Item 201(b) of Regulation S-K.

3. Given your disclosures on page 42 indicate that you intend to use a portion of the net proceeds of this offering to repay debt, please provide pro forma financial information pursuant to Rules 11-01 and 11-02 of Regulation S-X. Your pro forma financial information shall include a pro forma balance sheet, pro forma statements of operations, and accompanying explanatory notes. Please clearly show how you arrive at each pro forma amount with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. For your pro forma earnings per share amounts, please also provide a reconciliation between the historical and pro forma weighted average

shares used in computing basic and diluted EPS, if necessary. We remind you that only those offering shares used to repay debt should be included in the denominator used to compute pro forma earnings per share. Please disclose how many offering shares were included in your computation and how many were excluded and explain why. Please also disclose any shares not included for anti-dilution reasons.

Prospectus Summary, page 1

4. We note your response to comment seven of our letter dated February 8, 2012. However, the summary still contains the same description of your business, competitive strengths, and strategy that is included in the Business section of the prospectus. The summary should not contain all of the detailed information in the prospectus or repeat the text of the prospectus; it should briefly highlight the key aspects of the business or financial information and the offering. Refer to Item 503 of Regulation S-K and Securities Act Release 33-7497 (Oct. 1, 1998).

Management's Discussion and Analysis . . . , page 52

Results of Operations, page 55

5. Please provide a discussion of each segment's operating income in addition to your current discussion of each segment's sales and gross margin. Please quantify the impact of each factor when multiple factors contribute to material fluctuations.

Adjusted EBITDA, page 59

6. We note your response to comment nine of our letter dated February 8, 2012. We also note that your determination of Adjusted EBITDA as presented is the same as determined under the ABL Facility. In a similar manner to your response, please also disclose the differences between Adjusted EBITDA as you have presented compared to Adjusted EBITDA as determined under the indenture governing your Notes.

Business, page 81

Oil and Natural Gas Rig Count, page 96

7. On page 97, you state that the INGAA "estimates that companies will need to build 35,600 miles of large, high pressure natural gas pipelines between 2011 and 2035 to meet market demands, at an estimated cost of $178 billion." The supplemental information you provided to us, however, states that roughly 50 percent of the projected $178 billion investment between 2011 and 2035 will be for new transmission lines. Please tell us why you have allocated the entire $178 billion to the 35,600 miles of large, high pressure natural gas pipelines if only half will be for new transmission lines.

Underwriting (Conflicts of Interest), page 169

8. We note your response to comment 15 of our letter dated February 8, 2012. Please revise your disclosure in this section to include the information from that response.

Exhibits and Financial Statement Schedules, page II-3

9. Please file your articles of incorporation and bylaws as currently in effect as exhibits to the registration statement. Refer to Item 601(b)(3) of Regulation S-K.

10. We note your response to comment 25 of our letter dated February 8, 2012. We further note you incorporate Exhibit 10.1 to the registration statement by reference to the registration statement on Form S-4 of McJunkin Red Man Corporation. Please revise this index to indicate the specific exhibit number (10.31 in this case) used in the previous registration statement that is being incorporated by reference.

Financial Statements

General

11. We note your response to comment 16 of our letter dated February 8, 2012. Please reconcile the fair value you used for equity transactions since August 2011 to the fair value indicated by the anticipated IPO price. Please also tell us whether there are any planned equity issuances. If so, please tell us the following for these planned issuances:

- identify the parties, including any related parties;

- the purpose of the issuance;

- how you will account for the issuance;

- the nature of any consideration;

- the fair value and your basis for determining the fair value; and

    o Indicate whether the fair value was contemporaneous or retrospective.

    o To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

Notes to the Financial Statements, page F-6

Note 11. Employee Benefit Plans, page F-26

12. Please disclose in greater detail the specific dates and terms of each significant equity issuance. This should include the number of equity instruments issued, the exercise prices of options issued, consideration received by you in exchange for the issuance, and the methods used to determine the fair value of your common stock in order to arrive at the fair value of your equity issuance. Refer to ASC 718-10-50-1(c) and ASC 718-10-50-2(f)(1).

Note 15. Commitments and Contingencies, page F-37

Litigation, page F-37

Other Legal Claims and Proceedings and Product Claims, page F-38

13. You state that there are no material pending legal proceedings or product claims that are likely to have a material effect on your business, financial condition or results of operations, although it is possible that the resolution of certain actual, threatened or anticipated claims or proceedings could have a material adverse effect on your results of operation in the period of resolution. Please clearly state whether or not you believe these claims or proceedings will have a material effect on your results of operations.

Supplemental Response Letter filed March 16, 2012

Registration Statement Cover Page

14. Please disclose the number of shares to be registered.

Use of Proceeds, page 43

15. Please disclose the amount of offering proceeds you intend to use to repay indebtedness under the ABL Credit Facility. Refer to Item 504 of Regulation S-K.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

16. Please address the comments above in future filings, as applicable.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.


Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director


cc: Michael A. Levitt, Esq., (*via e-mail*)
       Fried, Frank, Harris, Shriver & Jacobson LLP